UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 001-32426
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Wright Express Corporation Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)
Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106

APPENDIX 1
WRIGHT EXPRESS CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Wright Express Corporation
Employee Savings Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits — December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits — For the year ended December 31, 2007	3

Notes to Financial Statements	4-7

Supplemental Schedule -

Form 5500- Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year) As of December 31, 2007	9
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Consent of Independent Registered Public Accounting Firm	Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Wright Express Corporation Employee Savings Plan
South Portland, Maine
We have audited the accompanying statements of net assets available for benefits of Wright Express Corporation Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Boston, MA
June 30, 2008

Wright Express Corporation
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Participant-directed investments — at fair value	$30,553,700	$25,656,660

Receivables:
Employee contributions	94,346	88,625
Employer contributions	60,360	56,923
Loan repayments	6,602	6,103
Accrued income	801	669

Total receivables	162,109	152,320

Total Assets	30,715,809	25,808,980

Liabilities:
Payables for investment purchased	—	151,651

Net assets available for benefits at fair value	30,715,809	25,657,329
Adjustment from fair value to contract value for stable value fund	27,059	52,187

Net assets available for benefits	$30,742,868	$25,709,516

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2007

2007
Additions:

Contributions:
Participants	$2,814,019
Employer	1,645,901
Rollover	502,173

Total contributions	4,962,093

Investment income:
Net appreciation in fair value of investments	625,414
Dividends	1,666,747
Interest	30,034

Net investment income	2,322,195

Total additions	7,284,288

Deductions:
Benefits paid to participants	2,249,134
Administrative expenses	1,802

Total deductions	2,250,936

Net increase in net assets	5,033,352

Net assets available for benefits:
Beginning of year	25,709,516

End of year	$30,742,868

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Wright Express Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more information.
General
The Plan is a defined contribution plan established on February 23, 2005, by Wright Express Corporation (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Merrill Lynch is the trustee of the Plan.
Eligibility
Each employee, who as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Employees of the Company who were not prior employees of Cendant Corporation are eligible to participate in the Plan on the first day of the Plan year or the first day of every month during the Plan year coincident with or next following the later of such regular employee’s commencement of employment or the attainment by such employee of age eighteen (18).
Contributions
Each year, participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. The Company contributes to the participants’ contribution accounts an amount equivalent to 100 percent of participant’s contributions, up to 6 percent of the participant’s eligible compensation, to any investment option, after one year of service. These contributions can be redirected by participants. Participants who are at least 50 years of age may make an additional contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Company contributions match individual participant’s investment directives. The Plan offers seventeen mutual funds, the Wright Express Stock Fund and one common collective trust fund as investment options for participants.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN (Continued)
Participant Loans
Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the interest rate equivalent to that charged by major financial institutions. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at December 31, 2007, range from 5.0 percent to 10.5 percent.
Benefit Payments
On termination of service a participant may elect either to receive (i) a lump sum distribution of the participant’s account balance; or (ii) payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments - be they mutual funds or common stock. Participant loans are valued at their outstanding balances, which are not materially different from their fair value.
Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. These common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The Merrill Lynch Retirement Preservation Trust is a stable value fund and is considered to be a common collective trust. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust are deducted from income earned on a daily basis and are not separately reported.
Recent Accounting Pronouncements to be Adopted
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157 and is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits.
On February 15, 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: ( a ) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; ( b ) is irrevocable (unless a new election date occurs); and ( c ) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company did not elect the fair value option for eligible items that had not previously been required to be measured at fair value as of January 1, 2008.
3. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006:

	2007	2006
Merrill Lynch Retirement Preservation Trust	$2,979,442	$2,747,710
Columbia Mid Cap Value Fund	1,618,723	1,378,092
American Growth Fund of America	2,770,170	2,063,187
Harbor Small Cap Value Fund Investor	2,506,793	2,856,008
Alliance Bernstein International Growth	3,280,207	2,402,402
Oppenheimer Developing Markets Fund A	2,114,581	1,388,037
Davis New York Venture Fund	2,876,764	2,138,151
PIMCO Total Return Fund	2,842,654	2,362,331
Allianz CCM Capital Appreciation Fund	*	1,519,189

*	Less then 5% in year noted
During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$592,063
Wright Express Corporation Common Stock Fund	33,351

$625,414

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
4. INCOME TAX STATUS
The Plan document has not been submitted to the Internal Revenue Service for a determination of its qualified status. However, the Company’s management believes that the Plan has been designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
5. EXEMPT PARTY-IN-INTEREST TRANSACTION
Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
The Plan held 11,292.8 shares of common stock of the Company with a cost basis of $367,665 as of December 31, 2007, and held 9,486.7 shares of common stock of the Company with a cost basis of $248,594 as of December 31, 2006. The Company is the sponsoring employer. During the year ended December 31, 2007, no dividends were recorded by the Plan related to the Company stock.
6. ADMINISTRATIVE EXPENSES
Substantially all of the administrative expenses of the Plan are paid for by the Company. If the Company does not pay the expenses, they shall be paid from the Plan.
7. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Investments — participant directed — at fair value per the financial statements	$30,553,700	$25,656,660
Adjustment from fair value to contract value for stable value fund	27,059	52,187

Investment per the Form 5500	$30,580,759	$25,708,847

SUPPLEMENTAL SCHEDULE

Wright Express Corporation
Employee Savings Plan
From 5500 — Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost		(e) Current Value
	Blackrock	Large Cap Value Fund (A)	*	*	$1,180,081
	PIMCO	Total Return Fund	*	*	2,842,654
	Oppenheimer Quest	Balanced Value Fund	*	*	404,450
	Oakmark	Equity and Income Fund	*	*	957,392
	Allianz CCM	Capital Appreciation Fund	*	*	1,437,230
	Davis	New York Venture Fund	*	*	2,876,764
	Munder	Mid Cap Core Growth Fund	*	*	1,082,321
	Columbia	Mid Cap Value Fund	*	*	1,618,723
*	Merrill Lynch	S&P 500 Index Fund	*	*	967,960
	American	Growth Fund of America	*	*	2,770,170
	Alliance	Bernstein International Growth	*	*	3,280,207
	Jennison	Small Company Fund	*	*	536,980
	Harbor	Small Cap Value Fund (Inv.)	*	*	2,506,793
	Oppenheimer	Developing Markets Fund (A)	*	*	2,114,581
	Oppenheimer	International Growth Fund (A)	*	*	1,287,270
	Scudder	RREEF Real Estate Fund (A)	*	*	511,410
	Mainstay	High Yield Corporate Bond Fund	*	*	299,846

	Total mutual funds				26,674,832

	Cash Fund	Cash and cash equivalents			10,051
*	Merrill Lynch	Retirement Preservation Trust - stable value fund	*	*	2,979,442
*	Wright Express	Wright Express Corporation Common Stock Fund	*	*	400,782
*	Various participants	Participant Loans - maturing at various dates through April 2021 at interest rates of 5.0% - 10.5%	*	*	488,593

	Total investments at fair value				30,553,700
	Adjustment from fair value to contract value for stable value fund				27,059

	Investment per Form 5500				$30,580,759

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.

REQUIRED INFORMATION
The Wright Express Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2007 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wright Express Employee Savings Plan

Date: June 30, 2008	By	/s/ Robert Cornett

Robert Cornett
Committee Member – Chair

Date: June 30, 2008	By	/s/ Hilary Rapkin Hilary Rapkin
Committee Member

Date: June 30, 2008	By	/s/ Steven Elder

Steven Elder
Committee Member

Date: June 30, 2008	By	/s/ Kelley Shimansky

Kelley Shimansky
Committee Member